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UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 39659

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
   Thornhill Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___336 South Congress Avenue, Suite 200___
                                          (No. and Street)

___Austin___   ___Texas___   ___78704___
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Gabe Thornhill___   ___512-472-7171___
                                                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___PMB Helin Donovan, LLP___
                              (Name – *if individual, state last, first, middle name*)

___5918 Courtyard West, Suite 400___   ___Austin___   ___Texas___   ___78730___
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ Gabriel F. Thornhill _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Thornhill Securities, Inc.** _____, as of _____ December 31, 2009 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

HOLLY TUE GARCIA
Notary Public, State of Texas
My Commission Expires
August 28, 2010

_____
Notary Public

_____
Signature

_____President_____
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors – None.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THORNHILL SECURITIES, INC.

Index to Financial Statements and Supplemental Schedule

December 31, 2009

PMB ➕ Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Report of Registered Independent Public Accounting Firm

To the Board of Directors and Shareholders' of Thornhill Securities, Inc.:

We have audited the accompanying statement of financial condition of Thornhill Securities, Inc. as of December 31, 2009, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted audit standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornhill Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 16, 2010

5918 W. Courtyard Dr., Suite 400 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · BOSTON · CHICAGO · DALLAS · HOUSTON
ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

Assets

Cash and cash equivalents	$	254,945
Receivable from broker dealer		1,006
Clearing deposit		100,000
Prepaid expenses		15,615
Fixed assets, net		356
Total assets	$	371,922

Liabilities and Shareholders' Equity

Liabilities:		
Accrued expenses	$	11,541
Accounts payable		4,941
Total liabilities		16,482
Shareholders' equity		
Common stock $0.01 par value, 1,000,000 shares authorized, 30,000 shares issued and outstanding		300
Additional paid in capital		78,290
Retained earnings		276,850
Total shareholders' equity		355,440
Total liabilities and shareholder's equity	$	371,922

See notes to financial statements and report of registered independent public accounting firm

THORNHILL SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2009

Revenues		
Brokerage revenues	$	820,372
Interest and other		7,837
Total revenues		828,209
Expenses		
Commissions, employee compensation and benefits		607,355
Clearing fees		89,702
Occupancy		54,730
Communications and exchanges		29,583
Professional fees		19,271
Insurance		17,697
Regulatory fees		9,711
Depreciation		763
Other		16,048
Total expenses		844,860
Loss before income tax benefit		(16,651)
Income tax expenses (benefit)		(853)
Net loss	$	(15,798)

See notes to financial statements and report of registered independent public accounting firm.

THORNHILL SECURITIES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2009

| | Common stock | | Additional Paid-in | Retained | |
	Shares	Amount	Capital	Earnings	Total
Balances at January 1, 2008	30,000	$ 300	78,290	292,648	371,238
Net loss	-	-	-	(15,798)	(15,798)
Balances at December 31, 2009	30,000	$ 300	78,290	276,850	$ 355,440

See notes to financial statements and report of registered independent public accounting firm.

THORNHILL SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(15,798)
Adjustments to reconcile net loss to net cash		
used by operating adtivities:		
Depreciation expense		763
Changes in assets and liabilities:		
Receivable from broker dealer		5,658
Securities owned		8,982
Prepaid expenses		(594)
Accounts receivable		1,351
Accounts payable and accrued expenses		(291)
Net cash used by operating activities		71
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net increase in cash		71
Cash and equivalents at beginning of year		254,874
Cash and equivalents at end of year	$	254,945
Supplemental disclosures of cash flow information		
Cash paid (received) from income taxes paid (refunded), net	$	(2,817)
Cash paid for interest	$	4

See notes to financial statements and report of registered independent public accounting firm.

Note 1- Description of Business

Thornhill Securities, Inc. (Company) is a majority-owned subsidiary of Austin Trust Company (Parent). The Company is a registered broker-dealer in the general securities business. Securities traded include, but are not limited to, stocks, corporate bonds, U.S. government and government agency securities, mutual funds, money market instruments, and tax-exempt securities. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located in Texas and New Jersey.

Note 2- Summary of Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues and expenses are recognized in the period earned or incurred.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments which may be withdrawn at any time without penalty or will become available within one year from the date of the financial statements, to be cash equivalents.

Securities Transactions

Securities transactions and the related commissions revenues and expenses are recorded on the trade date basis.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, generally five years.

Income Taxes

Differences in the recognition of revenues and expenses for tax and financial statement purposes and differences in the amount which would result from applying the statutory tax rates to income before provision for income taxes and income tax expense are not significant.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumption that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, and securities owned. Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices). The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Clearing Agreement

Thornhill Securities, Inc. has a clearing agreement with the Pershing Division of The Bank of New York (Pershing) whereby Pershing clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of Pershing.

Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). Fair value measurement also established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

- Level 1—quoted prices in active markets for identical assets and liabilities.
- Level 2—observable inputs other than quoted prices in active markets for identical assets and liabilities.
- Level 3—unobservable inputs.

Much of the disclosure is focused on the inputs used to measure fair value, particularly in instances where the measurement uses significant unobservable (Level 3) inputs. As of December 31, 2009, the Company held no financial instruments which require disclosure of their fair value hierarchy.

Recent Accounting Pronouncements

On July 1, 2009, the Accounting Standards Codification ("ASC") became the Financial Accounting Standards Board's ("FASB") officially recognized source of authoritative U.S. generally accepted accounting principles ("GAAP") applicable to all non-governmental entities in the preparation of financial statements except for rules and interpretive releases of the Securities and Exchange Commission ("SEC"), which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the ASC was superseded and became non-authoritative. This ASC is effective for financial statements issued for fiscal years ending after September 15, 2009. As the ASC was not intended to change or alter existing GAAP, it did not have an impact on the Company's financial statements other than for those standards applicable to the Company issued thereafter.

Effective January 1, 2009, the Company adopted the provisions of FASB's ASC Topic 820 which provides guidance for fair value measurements of certain financial instruments. The guidance defines fair value, establishes a framework for measuring fair value and a three level hierarchy for fair value measurement, and expands the related disclosure requirements. The guidance indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability based upon an exit price model. The adoption these provisions did not have a significant impact on the Company's results of operations and financial condition.

Effective January 1, 2009, the Company adopted the provisions of FASB's ASC Topic 825 which provides guidance for the fair value option of financial assets and financial liabilities. This guidance permits entities to measure financial instruments and certain other items at estimated fair value. Most of the provisions are elective; however, amendments affecting the accounting for certain investments in debt and equity securities apply to all entities that own trading and available-for-sale securities. The fair value option, created by the guidance, permits entities to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. The adoption of this guidance did not have a significant impact on the Company's results of operations and financial condition.

In May 2009, the FASB issued new authoritative guidance for subsequent events under ASC Topic 855. This guidance establishes general standards of accounting and disclosures of events that occur after the balance sheet date but before financial statements are issued or available to be issued. Specifically, these standards set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for financial statements issued for fiscal years beginning after June 15, 2009.

Note 3- Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital, aggregate indebtedness and net capital requirements of $331,364, $16,482 and $50,000, respectively. The Company's net capital ratio was .05 to 1.

Note 4- Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature or because they carry market rates of interest, approximate current fair value at December 31, 2009.

Note 5- Related Party Transactions

Its Parent uses the Company for its trading activities. Total commission revenue to the Company generated from trades made from its Parent and its officers totaled $45,885 in 2009.

The Company leases office space and shares a phone system with its Parent. As a result, the Company has allocated a portion of its Parent's occupancy and general and administrative expense based on approximate usage. In 2009, the Company made payments of $70,060.

Note 6- 401(k) Plan

The Company's employees are covered by a defined contribution plan that is intended to qualify under Internal Revenue Code Section 401(k). The plan covers all employees who are 21 years of age and older. Employee contributions are made through salary reductions and are currently matched 50% by the Company up to a maximum of $1,000 per employee. The contributions vest to the employee over a six-year period. The Company made matching contributions of $1,840 during 2009.

Note 7- Fixed Assets

Fixed assets consisted of the following at December 31, 2009:

Furniture and fixtures	$ 23,972
Equipment and computers	25,231
	49,203
Less: accumulated depreciation	(48,847)
	$ 356

Depreciation expense totaled $763 for the year ended December 31, 2009.

Note 8- Commitments and Contingencies

Operating Leases

The Company leases office equipment and office space, under non-cancellable operating leases. The office space is leased from the Company's parent. During 2008, the Company signed a new office equipment lease with a term of 63 months. During 2009, the Company signed a new office space lease for a one year term. A renewal has not been signed and the company is currently on a month to month contract until and new lease in negotiated. A summary of the total minimum lease payments under non-cancelable operating leases for office equipment follows:

Year Ending December 31,	Lease Commitment
2010	$ 3,120
2011	3,120
2012	3,120
2013	2,340

Rental expense for these leases was $54,730 for the year ended December 31, 2009.

THORNHILL SECURITIES, INC.
Notes to the Financial Statements
December 31, 2009

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At December 31, 2009, the Company was not involved in any litigation or active legal actions.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2009, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The agreement with the clearing broker-dealer calls for minimum charges of $100,000 annually during the entire period of the agreement. The Company has a clearing deposit of $100,000 with the clearing broker-dealer securing the charges and indemnification clause.

Note 9 - Income Taxes

Federal and state income tax expense for the year ending December 31, 2009 totaled ($853) as follows:

Federal income tax (benefit)	$	(2,800)
State income tax		1,947
Total income tax (benefit)	$	(853)

There were no significant temporary differences that gave rise to deferred tax assets or liabilities as of December 31, 2009. At December 31, 2009, the Company had net operating loss carryforwards for federal income tax purposes of $13,600 which are available to offset future federal taxable income, if any, through 2029. The future benefit of the net operating loss has been offset with a valuation allowance due to the uncertainty of its realization.

A reconciliation of the U.S. statutory income tax rate to the effective rate for the year ended December 31, 2009 is as follows:

Tax benefit at Federal Statutory rate of 34%	$	(5,661)
Permanent difference- non-deductible expenses		2,170
Tax refund received and other		(3,271)
Change in the beginning-of-year balance of the valuation allowance for deferred tax assets allocated to income tax expense		4,624
State income tax, net of Federal benefit		1,285
Income tax	$	(853)

Note 10 - Subsequent Events

In accordance with Accounting Standards Codification 855, Subsequent Events (ASC 855), we have evaluated subsequent events through February 16, 2010, the date the financial statements were issued.

THORNHILL SECURITIES, INC.

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

Total shareholders' equity qualified for net capital	$ 355,440
Deductions and/or charges	
Non-allowable assets and related liabilities:	
Prepaid expenses and accounts receivable	(15,615)
Receivable from broker dealer	(1,006)
Fixed assets, net	(356)
Total deductions and/or charges	(16,977)
Net capital before haircuts on securities	338,463
Less:	
Haircuts on money market funds	(7,099)
Total net capital	$ 331,364
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 16,482
Total aggregate indebtedness	$ 16,482
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 264,882
Ratio of aggregate indebtedness to net capital	.05 to 1

Note: The above computation does not differ from the computation of net capital
under Rule 15c3-1 as of December 31, 2009 as reported by Thornhill Securities, Inc.
on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and report of registered independent public accounting firm.

PMB ╬ Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors Thornhill Securities, Inc.:

In planning and performing our audit of the financial statements of Thornhill Securities, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with the generally accepted auditing standards in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

12

5918 W. Courtyard Dr., Suite 400 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · BOSTON · CHICAGO · DALLAS · HOUSTON
ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

PMB ╫ Helin Donovan

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, TX
February 16, 2010

PMB ✠ Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Agreed-Upon Procedures Report Regarding Form SIPC-7T

To the Board of Directors of Thornhill Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period beginning April 1, 2009 and ending December 31, 2009, which were agreed to by Thornhill Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Thornhill Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Thornhill Securities, Inc.'s management is responsible for the Thornhill Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts for the period April 1, 2009 through December 31, 2009, as contained within the report on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7T and in the supporting schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T, on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

February 16, 2010

14

5918 W. Courtyard Dr., Suite 400 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · BOSTON · CHICAGO · DALLAS · HOUSTON
ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
039659   FINRA   DEC
THORNHILL SECURITIES INC    15*15
336 S CONGRESS AVE STE 200
AUSTIN TX 78704-1266
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ _____1,636.65_____

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (___318.41___)

   _____1/09 and 9/09_____
   Date Paid

   C. Less prior overpayment applied   (____—____)

   D. Assessment balance due or (overpayment)   _____1,318.24_____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   ____—____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____1318.24_____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _____1,318.24_____

   H. Overpayment carried forward $(____—____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____Thornhill Securities_____
(Name of Corporation, Partnership or other organization)

_____Mark Thornhill_____
(Authorized Signature)

Dated the __23__ day of __January__, 20 _10_.

_____President_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

15

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 20 09
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 685,448

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   —

(2) Net loss from principal transactions in securities in trading accounts.   —

(3) Net loss from principal transactions in commodities in trading accounts.   —

(4) Interest and dividend expense deducted in determining item 2a.   —

(5) Net loss from management of or participation in the underwriting or distribution of securities.   —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   —

(7) Net loss from securities in investment accounts.   —

   Total additions   Ø

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   30,790

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

   (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

   Enter the greater of line (i) or (ii)   Ø

   Total deductions   30,790

2d. SIPC Net Operating Revenues $ 654,658

2e. General Assessment @ .0025 $ 1,636.65

16

2

(to page 1 but not less than $150 minimum)

PMB ╫ Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

THORNHILL SECURITIES, INC.

Financial Statements and Supplemental Schedule
December 31, 2009

(With Report of Registered Independent
Public Accounting Firm Thereon)